UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Immune Network Ltd.
(Translation of registrant's name into English)

1768 West 3rd Avenue, Vancouver, BC, Canada V6J 1K4
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [X ] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

FOR IMMEDIATE RELEASE

Immune Network Gains Access to Atrix Pre-Clinical Dapsone Data

VANCOUVER, CANADA, August 6, 2002 -- Immune Network Ltd. (OTCBB: IMMFF) announced today that it has signed a letter of agreement with Atrix Laboratories, Inc. (NASDAQ: ATRX) providing Immune Network rights to use, for regulatory purposes, certain biological data from studies involving dapsone which have been carried out by Atrix. Immune Network is entering into this agreement with Atrix as part of its strategy for developing a dapsone product for treating Alzheimer disease.

The terms of the agreement provide Immune Network with access to Atrix' data from several pre-clinical studies. The studies were carried out over a three year period to support the regulatory approval of Atrisone™ a topical acne product containing dapsone, which is currently in Phase III clinical testing. Immune Network will have the non-exclusive right to use the Atrix data to support any regulatory filing for Immune Network products that are not intended for topical use. Under the terms of the agreement, Atrix will receive a royalty on sales of any product for which the licensed data is included in a regulatory submission. In order to maintain the validity of the license, Immune Network has agreed to pay to Atrix an annual maintenance fee of US$100,000.

Immune Network is evaluating dapsone, new formulations of dapsone, and a series of new compounds in its Alzheimer drug discovery program. Immune Network recently announced the completion of patient treatment in its 52-week, multicenter phase 2 trial of oral dapsone in mild-to-moderate Alzheimer disease. Immune Network expects that an initial result from this trial will be available in September.

Dapsone is a potent anti-inflammatory and anti-microbial drug which may be able to interfere with certain aspects of inflammation of the brain that are linked to Alzheimer disease progression. There is no drug currently available that can arrest the progression of Alzheimer disease.

On behalf of the Board of Directors

/s/ Allen Bain
Allen Bain, Ph.D., CEO

Legal Notice Regarding Forward-Looking Statements

Statements in this press release which are not purely historical are forward-looking statements, including any statements regarding beliefs, plans, expectations or intentions regarding the future. There can be no assurance that dapsone, or any other compound currently being evaluated by Immune Network, can be adapted for use as an effective and commercially viable treatment for Alzheimer disease.

It is important to note that Immune Network's actual results and outcomes may differ materially from those contained in the forward-looking statements contained in this press release. Factors that could cause actual results to differ materially include, but are not limited to, risks and uncertainties such as: receipt of all necessary regulatory approvals; the continued financing of our operations; and the overall success of Immune Network in general.

Although we believe that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Readers should refer to the risk disclosures outlined in Immune Network's annual report on Form 20-F for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission.

Company Contacts:
Investor Relations
Immune Network Ltd.
Tel. (604) 733 - 6623
Toll Free 1-877-644-5541
Internet: www.immunenetwork.com
Email: info@immunenetwork.com

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Securities Act (BC)

Material Change Report Under Section 118(1) of the Securities Act (AB)

Material Change Report Under Section 74 of Securities Act (ON)

Item 1 Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Immune Network Ltd. (the "Company")
1768 West 3rd Avenue
Vancouver, BC V6J 1K4

Item 2 Date of Material Change

State the date of the material change:

August 6, 2002

Item 3 Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

August 6, 2002
Vancouver, BC

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announced that it has entered into a letter agreement with Atrix Laboratories, Inc.("Atrix") providing the Company rights to use Atrix' dapsone biological data for developing a product to treat Alzheimer disease. Atrix is a public company trading on the NASDAQ.

Item 5 Full Description of Material Change

See attached Schedule "A".

Item 6 Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

Item 7 Omitted Information

N/A

Item 8 Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Allen Bain, Ph.D., Chief Executive Officer and President
(604) 733-6623

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 21st day of August, 2002.

/s/ Allen Bain

Allen Bain,
Chief Executive Officer

SCHEDULE "A"

FOR IMMEDIATE RELEASE

Immune Network Gains Access to Atrix Pre-Clinical Dapsone Data

VANCOUVER, CANADA, August 6, 2002 -- Immune Network Ltd. (OTCBB: IMMFF) announced today that it has signed a letter of agreement with Atrix Laboratories, Inc. (NASDAQ: ATRX) providing Immune Network rights to use, for regulatory purposes, certain biological data from studies involving dapsone which have been carried out by Atrix. Immune Network is entering into this agreement with Atrix as part of its strategy for developing a dapsone product for treating Alzheimer disease.

The terms of the agreement provide Immune Network with access to Atrix' data from several pre-clinical studies. The studies were carried out over a three year period to support the regulatory approval of Atrisone™ a topical acne product containing dapsone, which is currently in Phase III clinical testing. Immune Network will have the non-exclusive right to use the Atrix data to support any regulatory filing for Immune Network products that are not intended for topical use. Under the terms of the agreement, Atrix will receive a royalty on sales of any product for which the licensed data is included in a regulatory submission. In order to maintain the validity of the license, Immune Network has agreed to pay to Atrix an annual maintenance fee of US$100,000.

Immune Network is evaluating dapsone, new formulations of dapsone, and a series of new compounds in its Alzheimer drug discovery program. Immune Network recently announced the completion of patient treatment in its 52-week, multicenter phase 2 trial of oral dapsone in mild-to-moderate Alzheimer disease. Immune Network expects that an initial result from this trial will be available in September.

Dapsone is a potent anti-inflammatory and anti-microbial drug which may be able to interfere with certain aspects of inflammation of the brain that are linked to Alzheimer disease progression. There is no drug currently available that can arrest the progression of Alzheimer disease.

On behalf of the Board of Directors

/s/ Allen Bain
Allen Bain, Ph.D., CEO

Legal Notice Regarding Forward-Looking Statements

Statements in this press release which are not purely historical are forward-looking statements, including any statements regarding beliefs, plans, expectations or intentions regarding the future. There can be no assurance that dapsone, or any other compound currently being evaluated by Immune Network, can be adapted for use as an effective and commercially viable treatment for Alzheimer disease.

It is important to note that Immune Network's actual results and outcomes may differ materially from those contained in the forward-looking statements contained in this press release. Factors that could cause actual results to differ materially include, but are not limited to, risks and uncertainties such as: receipt of all necessary regulatory approvals; the continued financing of our operations; and the overall success of Immune Network in general.

Although we believe that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Readers should refer to the risk disclosures outlined in Immune Network's annual report on Form 20-F for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission.

Company Contacts:
Investor Relations
Immune Network Ltd.
Tel. (604) 733 - 6623
Toll Free 1-877-644-5541
Internet: www.immunenetwork.com
Email: info@immunenetwork.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNE NETWORK INC.

Date: August 21, 2002

/s/ Allen Bain

Allen Bain, Chief Executive Officer